The Customer-Driven Apparel Company
December 6, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile: (202) 772-9202

Attention:	William Choi Accounting Branch Chief

Andrew Blume Staff Accountant

Re:	Oxford Industries, Inc. Form 10-K for the Fiscal Year Ended June 1, 2007 Filed July 31, 2007 File No. 1-04365
Gentlemen:
     We are writing in response to the letter (the “Comment Letter”) dated November 27, 2007 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Oxford Industries, Inc. (the “Company”) Form 10-K for the fiscal year ended June 1, 2007. The Company’s response is set forth below following the text of the paragraph of the Comment Letter to which the response relates.
Form 10-K for the Fiscal Year Ended June 1, 2007
Note 1. Summary of Significant Accounting Policies
Inventories, page 53
1.	We have reviewed your response to prior comment 4 in our letter dated September 17, 2007. Considering that you primarily use the LIFO inventory method for financial reporting purposes, we believe you should revise your disclosures to remove any references to deferred markdowns and affirmatively state that you immediately write down LIFO inventories when they exceed market value. It appears that your references to deferral of inventory markdowns merely relate to certain internal processes you undertake at the end of a reporting period to conform your FIFO inventories to their LIFO equivalent. Please also tell us if you use the retail inventory method for inventory accounting and management reporting purposes and disclose the following information in future filings:

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 6, 2007

•	The dollar amount of inventories priced at LIFO and under other methods; and

•	The excess of replacement or current costs over LIFO value in accordance with Rule 5-02(6)(c) of Regulation S-X.
Response:
The Company advises the Staff that in future filings with the Commission, the Company will revise its disclosures to remove the references to deferred markdowns and to affirmatively state that the Company writes down LIFO inventories when they exceed market value.

The Company further advises the Staff that it does not use the retail inventory method for inventory accounting and management reporting purposes.

In addition, the Company advises the Staff that in future filings with the Commission, the Company will disclose the dollar amount of inventories valued using the LIFO and FIFO methods. The Company believes that disclosure of the dollar amount of inventory valued on the LIFO method, after reduction for the LIFO reserve, and the LIFO reserve will satisfy the disclosures required by Rule 5-02(6)(c) of Regulation S-X.
* * * *
     Please feel free to call the undersigned at (404) 653-1443, or the Company’s Vice President and General Counsel, Thomas E. Campbell, at (404) 653-1437, with any questions concerning the Company’s response to the Comment Letter.

Very truly yours,

/s/ J. Hicks Lanier

J. Hicks Lanier Chairman and Chief Executive Officer

cc:	Thomas C. Chubb III (Oxford Industries, Inc.)
K. Scott Grassmyer (Oxford Industries, Inc.)
Thomas E. Campbell (Oxford Industries, Inc.)
Tony W. Rothermel (King & Spalding LLP)
Greg Heston (Ernst & Young LLP)